SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing October 13, 2004 through December 13, 2004

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)

Royal Philips Electronics
(Translation of registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises copies of the press releases entitled:

—	“Amazon.com offers Philips HeartStart Home Defibrillator for over-the-counter sale”, dated October 20, 2004;
—	“Philips settles Volumetrics court case”, dated October 22, 2004;
—	“ARM and Philips Handshake Solutions collaborate to develop clockless processor”, dated October 27, 2004;
—	“Philips names Paul Zeven Chief Executive Officer of North American Region”, dated October 28, 2004;
—	“Philips subsidiary MedQuist issues statement on financials”, dated November 2, 2004;
—	“Philips and Lumileds Lighting announce new partnership”, dated November 3, 2004;
—	“Philips to launch a new seven year revolving credit facility”, dated November 5, 2004;
—	“Philips and Société Générale launch Philips Medical Capital for customers in Europe”, dated November 10, 2004;
—	“Philips adjusts value of MedQuist holding”, dated November 17, 2004;
—	“Philips updates market on Domestic and Personal Care (DAP) and Lighting businesses”, dated November 23, 2004;
—	“Philips sells holding in Vivendi Universal”, dated November 25, 2004;
—	“Philips’ first ‘ambient experience’ radiology suite built a Advocate Lutheran General Children’s Hospital”, dated November 29, 2004;
—	“Philips sells a stake of its holdings in Atos Origin”, dated December 10, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 13th day of December 2004.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee
(President,
Chairman of the Board of Management)

/s/ J.H.M. Hommen
(Vice-Chairman of the Board of Management
and Chief Financial Officer)

Wednesday, October 20, 2004

Amazon.com offers Philips HeartStart Home Defibrillator for over-the-counter sale

Andover, Massachusetts, USA — Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced that the Philips HeartStart Home Defibrillator is now available over-the-counter (OTC) to consumers at Amazon.com (Nasdaq: AMZN), the largest online retailer to offer the product. The U.S. Food and Drug Administration recently cleared the HeartStart Home Defibrillator for sale without a prescription, making it the first and only defibrillator to obtain OTC status. As a leading online retailer with access to tens of millions of active customer accounts, Amazon.com (www.amazon.com) will play an important role in making the HeartStart Home Defibrillator more easily available to consumers for home use, where the majority of cardiac arrests occur.

Sudden cardiac arrest (SCA) is a leading cause of death in the United States, claiming approximately 340,000 lives each year — more than traffic accidents, house fires, handguns, breast cancer, prostate cancer and AIDS combined. Defibrillators provide treatment for ventricular fibrillation, the most common cause of SCA, by delivering a controlled electrical shock to restore a normal heart rhythm. For each minute that passes before defibrillation therapy is administered to a victim, the chance for survival decreases by about 10 percent. It takes an average of nine minutes for emergency professionals to reach a victim in a typical community.

“With nearly 80 percent of cardiac arrests occurring in the home, it is important to make defibrillation technology easily available to consumers,” said Deborah DiSanzo, vice president and general manager, cardiac resuscitation, Philips Medical Systems. “Offering the HeartStart Home Defibrillator at Amazon.com will help reach millions of consumers and help them prepare for an SCA emergency. Philips is a pioneer in bringing defibrillators to the home and is pleased to be making this innovative product available at Amazon.com.”

“Amazon.com is excited to offer customers such an innovative and important product,” said Maria Renz, Director, Health & Personal Care on Amazon.com. “Making this product widely available to our millions of customers will help ensure that those who want to be prepared can easily find and buy it.”

Patented technologies and an award-winning design make the HeartStart Home Defibrillator fast to learn and easy to use. Designed around the user, it provides clear, calm voice instructions that guide responders through every step of the defibrillation process. It even reminds them to call for emergency help and offers instructions for administering CPR. Patented voice coaching for both adult and infant/child CPR provides audio cues for each breath as well as the appropriate number and rate of chest compressions. Advanced SMART Pad technology senses the responder’s actions with the pads and automatically adjusts the pace of the voice instructions to meet the individual responder’s needs.

Daily self-tests of multiple system components, including a check for pads readiness, renders the device virtually maintenance free. A loud chirp alerts family members when any part of the system needs attention. The specially designed Infant/Child SMART Pads cartridge, available by prescription, makes the HeartStart Home Defibrillator more appropriate for use on infants and children under the age of 8 or weighing less than 55 lbs.

The HeartStart Home Defibrillator, along with an owner’s manual and instructional video, is available to consumers by visiting www.amazon.com. Consumers can view a step-by-step overview of the HeartStart Home Defibrillator, as well as read about sudden cardiac arrest and the importance of early defibrillation.

Gert van Santen
Philips Medical Systems, Europe
Tel +31 40 27 87833
email gert.van.santen@philips.com

Heidi Wilson
Philips Medical Systems
Tel +1 978 659 7302
email heidi_wilson@philips.com

Steve Kelly
Philips Medical Systems
Tel +1 4254877479
email steve.kelly@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Friday, October 22, 2004

Philips settles Volumetrics court case

Amsterdam, the Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that it has reached a settlement with Volumetrics Medical Imaging, Inc. regarding a pending dispute it had with Volumetrics in the United States. The settlement amounts to a total of approximately EUR 145 million and will be accounted for in Philips’ fourth quarter results.

In 2003, a court in North Carolina, USA, had ordered Philips to pay Volumetrics USD 319 million plus interest, for which Philips had posted a letter of credit supported by a stand-by credit facility for the amount of USD 345 million. This settlement ends all of the litigation and resolves all outstanding disputes with Volumetrics relating to the decision of a subsidiary in the ultrasound business of Philips Medical Systems not to collaborate with or acquire Volumetrics.

The dispute and the related court case had been previously disclosed in Philips’ 2002 Annual Report, with further details provided in Philips’ 2003 Annual Report. The settlement agreement contains no admission of wrongdoing by Philips or its subsidiaries. Given the financial risks associated with prolonging this dispute, Philips took the opportunity to resolve this matter.

Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Safe harbor statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Wednesday, October 27, 2004

ARM and Philips’ Handshake Solutions collaborate to develop clockless processor

Eindhoven, the Netherlands, and Cambridge, UK, -Oct. 27, 2004 — Handshake Solutions, a Royal Philips Electronics line of business, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced the joint development and marketing of an ARM® processor using Handshake Solutions’ unique low-power, self-timed technology. The partnership provides Handshake Solutions with a license to develop the breakthrough implementation using their unique design flow and methodology.

The ARM processor will utilize Handshake Solutions’ Handshake Technology, which is the industry’s first production proven methodology for using self-timed circuitry in commercial applications. Handshake Technology has been used for more than five years in tens of millions of products including smart cards, advanced pagers, In-Vehicle Network transceivers, and cordless handsets. The compact asynchronous ARM processor will be particularly useful in the smart card, consumer electronics, and automotive markets because of its very low power consumption and low Electro Magnetic Interference (EMI).

“Handshake Solution’s technology has already been successfully implemented in millions of ICs available in the market today,” said Wouter Van Roost, chief executive officer, Handshake Solutions. “Applying Handshake Technology to the industry-leading ARM architecture will result in a new type of ultra low power processor, enabling new classes of application.”

“ARM has always been the low-power leader in embedded microprocessors,” said Mike Inglis, executive vice president, Marketing, ARM. “Our partnership with Handshake Solutions will enable new ultra-low power applications in the smart card, consumer electronics, and automotive markets, while preserving the easy integration common to all ARM processors.”

This new ARM processor is compliant with the ARMv5TE architecture and optimized for use in both synchronous and asynchronous system-on-chip designs, permitting easy integration by semiconductor makers. The key benefits of the processor include low Electro Magnetic emission, reducing the probability of interfering with sensitive circuitry, and low peak currents, reducing system power requirements. Because asynchronous processors consume zero dynamic power when there is no activity, they can significantly extend battery life. ARM has long recognised the potential of asynchronous design and has supported the Amulet® project lead by Professor Steve Furber at Manchester University.

Availability and Tool Support

The new ARM processor will be available as a licensable core from ARM in Q1 2005. It will be supported by Handshake Solutions’ advanced design tools and methodology that enables customers to design a complete or partially asynchronous chip. More information on Handshake Solutions can be found at www.handshakesolutions.com.

Hans Driessen
Philips — Handshake Solutions
Public Relations Department
Tel +31 40 2746692
email hans.driessen@philips.com

Michelle Spencer
Global PR Manager
Corporate Communications
ARM Holdings plc
Tel +44 1628 427780
email michelle.spencer@arm.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Thursday, October 28, 2004

Philips names Paul Zeven Chief Executive Officer for North American Region

New York, U.S.A. — Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced the appointment of Paul Zeven as chief executive officer for Philips North America. In his new position, Mr. Zeven will report to Jan Hommen, Philips’ Chief Financial Officer and Vice Chairman of the Board and Board member responsible for North America.

Mr. Zeven (Dutch, 57) joined Philips in 1970 and most recently served as chief executive officer for Philips Consumer Electronics in Latin America. During his tenure with Philips, he has held several senior positions for the company in Europe, Latin America and Asia Pacific.

“As chief executive for Philips Electronics in North America, Paul will play a key role in expanding our presence in the marketplace as a leader in Healthcare, Lifestyle and Technology,” said Mr. Hommen. “Paul’s leadership style and experience are very well suited to bring the Philips organization together behind the brand promise of ‘sense and simplicity’ and to support our businesses in improving their bottom line performance.”

Mr. Zeven succeeds Mr. Rob Westerhof who retired from Philips in July 2004.

Andre Manning
Philips Corporate Communications
Tel +31 20 5977199
email andre.manning@philips.com

Graeme Slattery
Philips Electronics North America
Tel.: + 1 212 536-0872
Email: graeme.slattery@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Tuesday, November 02, 2004

Philips subsidiary MedQuist issues statement on financials

Amsterdam, the Netherlands — Today MedQuist, in which Royal Philips Electronics (AEX: PHI, NYSE: PHG) holds approximately 70.9%, announced that its board of directors has concluded that MedQuist’s previously issued financial statements included in its Form 10-K for the fiscal year ended December 31, 2002, its Forms 10-Q filed during 2002 and 2003, and all earnings releases and similar communications relating to such periods, should no longer be relied upon. The MedQuist board also concluded that MedQuist will not be able to file its Form 10-Q for the quarter ended September 30, 2004 in a timely manner. The board considered the likelihood that quantifying the effect the alleged potential improper billing practices are expected to have on MedQuist’s financial condition and results of operations may not occur in the immediately foreseeable future.

As earlier announced, Philips has not been able to complete its goodwill impairment test of the MedQuist investment in 2004. Philips intends to perform an evaluation of the value of its investment in MedQuist before year end on the basis of all information available at that time.

For further information:

Andre Manning
Philips Corporate Communications
Tel +31 20 5977199
email andre.manning@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Safe harbor statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Wednesday, November 03, 2004

Philips and Lumileds Lighting announce new partnership

San Jose, California, USA, and Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) and Lumileds Lighting today announced a partnership to develop and market new modular LED lighting solutions for the automotive industry. This partnership is an extension of the existing relationship between the two companies. The new lighting solutions will incorporate Luxeon® technology from Lumileds, the world’s leading provider of solid-state technology, and design, development and integration expertise from Philips Automotive Lighting, the world’s leading provider of automotive lighting solutions.

The new innovative lighting modules will significantly simplify LED lighting design and accelerate the adoption of solid-state lighting solutions by automotive manufacturers.

“Our customers will benefit from the new partnership between Philips and Lumileds,” said Hans de Jong, CEO of Philips Automotive Lighting. “Our expertise in system design and the development of breakthrough lighting systems allows us to use Lumileds Luxeon to its full potential and provide the industry with superior LED solutions. Solid-state lighting will represent a significant portion of the future automotive market and Philips Automotive Lighting and Lumileds will set the pace in that market.”

“Lumileds Luxeon, which is already on the road, will ultimately lead automotive applications,” said Mike Holt, CEO of Lumileds. “Together with Philips Automotive Lighting we will deliver lighting solutions that were never before possible and that will become the standard for value and performance and safety for all types of vehicles.”

The two companies expect the first Luxeon-based products to reach the market in 2005 and to be available worldwide.

Andre Manning
Philips Corporate Communications
Tel +31 20 5977199
email andre.manning@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Safe harbor statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Friday, November 05, 2004

Philips to launch a new seven year revolving credit facility

Amsterdam, the Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced banks have been appointed to arrange a new seven year US $ 2.5 billion credit facility. The new facility will replace an existing US $ 3.5 billion revolving credit facility that would have expired in July 2007. The new facility is taking advantage of favorable conditions in credit markets.

The new facility provides assured access to liquidity, giving the company additional financial flexibility. Philips has never drawn on its previous revolving credit facilities.

Andre Manning
Philips Corporate Communications
Tel +31 20 5977199
email andre.manning@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Safe harbor statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Wednesday, November 10, 2004

Philips and Société Générale launch Philips Medical Capital for customers in Europe

Paris, France — At a signing ceremony today in Paris, Royal Philips Electronics (AEX: PHI, NYSE: PHG) and Société Générale Group announced the official launch of a financing joint venture for European customers of Philips Medical Systems.

The joint venture — to be called “Philips Medical Capital” — will provide European customers with financing solutions for the full range of Philips’ medical equipment, which includes diagnostic imaging, patient monitoring and clinical IT systems. Société Générale Group holds a 60 percent share in the joint venture, with Philips accounting for the remaining 40 percent.

Initially, this joint venture will focus on serving customers in the key European medical markets of Germany, the United Kingdom, France, Italy, Spain and the Netherlands, with the intention of later expanding into other countries in Europe. The agreement follows on the successful setup in 2002 of a similar Philips joint venture — also under the name “Philips Medical Capital” — for the United States and Canada.

In commenting at the official launch of the European joint venture, Jan Hommen, Vice Chairman and Chief Financial Officer of Royal Philips Electronics, said: “Financing is a key component of the total solution Philips offers as a long-term partner to healthcare providers. Philips Medical Capital will enable our customers in Europe to easily access a wide selection of financing alternatives to help them address the needs they face in today’s healthcare market.”

The joint venture will be implemented within Société Générale Group by Société Générale Equipment Finance (SGEF), its vendor finance specialist and the leading European organization in asset based finance.

Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

Jérôme Fourré
Société Générale
Tel +33 1 4214 2500
email jerome.fourre@socgen.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

About Société Générale Group

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 88,000 people worldwide in three key businesses: — Retail Banking & Financial Services: Société Générale serves more than 15 million retail customers worldwide. — Asset Management, Private Banking & Securities Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (approximately USD 1300 billion) and under management (EUR 311 billion, June 2004). — Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance. Société Générale is included in the four major socially responsible investment indexes. www.socgen.com

Wednesday, November 17, 2004

Philips adjusts value of MedQuist holding

Amsterdam, The Netherlands — In view of an announcement made on November 2, 2004, by MedQuist Inc. (MEDQ.PK) concerning its 2002 to 2004 financials and given the remaining uncertainty with respect to the impact of the alleged potential improper billing practices on the past and future performance of MedQuist, Royal Philips Electronics (AEX: PHI, NYSE: PHG) has concluded that the current valuation of its investment in MedQuist (approximately 70.9 percent of MedQuist shares) can no longer be supported under the applicable accounting principles.

Therefore, Philips will base the value of its investment in MedQuist on the price at which MedQuist shares have been trading in the over-the-counter market subsequent to the MedQuist announcement of November 2, 2004. As a result of this decision, Philips will recognize a non-cash impairment charge of approximately EUR 580 million in the fourth quarter.

For further information, please contact:

Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Safe harbor statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Tuesday, November 23, 2004

Philips updates market on Domestic Appliance and Personal Care (DAP) and Lighting businesses

Analyst day will also address future efficiency plans for business support services

Amsterdam, The Netherlands — In a meeting with investors and financial analysts today, Royal Philips Electronics (AEX: PHI, NYSE: PHG) will discuss how the company’s Domestic Appliance and Personal Care (DAP) and Lighting businesses are expected to continue their solid contribution to profitable growth at the company in 2005 and beyond. The company will also review ongoing measures to further simplify and standardize its administrative processes.

DAP and Lighting positioned for further growth — 2005 will see higher investments in R&D, product development and advertising

“In 2005, we expect DAP to continue its solid contribution to growth, achieving operating margins in the mid-teens,” Mr. Han van Splunter, President and CEO of Philips Domestic Appliances and Personal Care said. To maintain this momentum, Philips intends to allocate more funds to developing products, advertising and penetrating emerging markets, as the company builds on the strategic partnerships established with such leading companies as SaraLee, Unilever and Procter&Gamble. “Last week, we announced the launch of the new aluminum line of SENSEO® coffee makers, an example of the innovative product categories that are helping us further build on our leadership position in many markets,” he added. By mid-2004, Philips had sold just under seven million SENSEO® coffee makers in three years.

The company’s Lighting division is also expected to continue as a growth engine in 2005. To secure Philips’ number one position in Lighting, the company will further expand into emerging markets, while boosting investment in R&D on innovative products like solid state and automotive lighting. “Advanced products — like Night Guide, an automotive headlight we brought onto the market in September — form the backbone of our business,” Mr. Theo van Deursen, President and CEO of Philips Lighting said. “In the automotive industry, we’re a leader, equipping four out of every ten new cars worldwide with lamps, and we aim to build on these leadership positions,” he continued. Tuesday will also mark another milestone for the division’s advanced LED (light emitting diode) business: “Today we’re launching a four-year partnership with Saks Fifth Avenue stores in the United States. This will see our state-of-the-art LEDs light up Saks’ flagship storefront in New York during the holiday season,” he said.

Company plans to further simplify and standardize administrative processes

Philips will also use today’s meeting to outline its ongoing plans for improving the quality of business support functions — like finance, IT, purchasing and HR — by making them simpler and more standardized across the company. Following the EUR 1 billion cost savings program completed in 2003, Philips is now drawing up plans to make these support functions best-in-class. “Our ‘Best in Finance 2006’ program will set an example on how to generate higher value-added services at a significantly lower cost. Other support services are developing their own Best in Class programs. This will provide Philips with higher quality administrative processes at reduced cost. We estimate we’ll be able to achieve approximately EUR 500 million in additional annual savings three to four years from now,” Mr. Jan Hommen, Vice Chairman and Chief Financial Officer, said.

A webcast of the Analyst Day begins at 10.00 CET and can be followed at www.philips.com/investor.

+ DAP, Lighting Analysts Day

Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Safe harbor statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Thursday, November 25, 2004

Philips sells holding in Vivendi Universal

Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that it has sold its total holding of 32,265,561 shares in Vivendi Universal (Paris: 12777.PA and NYSE:V). The transaction, which closed yesterday, will provide Philips with proceeds of approximately EUR 720 million, and will result in a non-taxable gain of approximately EUR 300 million in the fourth quarter. Prior to this transaction, Philips’ holding represented approximately 3.0 percent of Vivendi Universal’s outstanding shares.

Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Safe harbor statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Monday, November 29, 2004

Philips’ first ‘ambient experience’ radiology suite built at Advocate Lutheran General Children’s Hospital

Patient-friendly hospital design seen as key to improved care and greater productivity

Chicago, Illinois — Today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) announced that construction of the first ‘ambient experience’ radiology suite has been completed. The suite, located at Advocate Lutheran General Children’s Hospital in greater Chicago, uses Philips’ lighting and consumer electronics to create a more patient-friendly environment for people undergoing medical scans. Designing a comfortable patient environment is also seen as a way to reduce the time needed to take medical images, thereby helping hospitals work more efficiently.

“Providing a supportive and soothing environment to all our patients — but especially our pediatric patients — is very important to us,” said Dr. John Anastos, chairman of the department of radiology at Advocate Lutheran General Hospital. “As one of the most comprehensive providers of pediatric care in Illinois, we strive to offer a healthcare facility that meets and personalizes patient needs, and creating an ambient environment helps us achieve this.”

Wanting to make it less intimidating for patients to be scanned at a radiology ward, Advocate Lutheran General Children’s Hospital partnered with Philips to build a new imaging center for children. The newly designed suite at the hospital’s Yacktman Children’s Pavilion features a Philips Brilliance CT (computed tomography) scanner in a room with curved walls, creating a softer emotional environment. Patients will be able to choose a mood theme — or “ambient environment” — for the room by waving a radio frequency card over a reader, which triggers special lighting and animated images projected onto the walls and ceiling using Philips technology.

Dr. Anastos added: “Pediatric patients range in age from infants to teenagers — we wanted a place that was comfortable for all age groups. We also expect that the lighting and visual effects will lower stress for both the patients and their families, making the experience better for everyone.”

In commenting on the project, Jouko Karvinen, President and CEO of Philips Medical Systems said, “It’s gratifying to see customers starting to share our vision for hospital design. Many people will tell you being scanned can be an overwhelming experience. If a patient isn’t relaxed, it’s often more difficult and takes more time for clinicians to make accurate scans. We try to solve this by working with hospitals to create facilities that are designed around the needs of both doctors and patients. Here we think we have an edge, thanks in part to Philips’ established track record in lifestyle businesses. And this gives us insights into what patients as people want.”

For further information, please contact:

Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

Heidi Wilson
Philips Medical Systems
Tel +1 978 659 7302
email heidi_wilson@philips.com

Kim Waterman
Advocate Lutheran General Children’s Hospital
Tel +1 847 723 5637
email kim.waterman@advocatehealth.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Friday, December 10, 2004

Philips sells a stake of its holdings in Atos Origin

Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that it has sold a total of 11 million shares in Atos Origin (Paris: 5173). The transaction, which closed yesterday, will provide Philips with proceeds of approximately EUR 550 million, and will result in a non-taxable gain of approximately EUR 160 million in the fourth quarter.

Prior to this transaction, Philips’ holding represented 31.9 percent of Atos Origin’s outstanding shares. Following this transaction, Philips now owns approximately 10.3 million shares, or 15.4 percent of Atos Origin’s outstanding shares.

Andre Manning
Philips Corporate Communications
Tel +31 20 5977199
email andre.manning@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Safe harbor statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.